FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 9, 2007

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF NEW MINING MACHINERY

Moscow, Russia – August 09, 2007, – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that the Company has commissioned  new modern backhoe excavators at its iron ore mining subsidiary, Korshunov Mining Plant OAO, and at deposits of its nickel mining subsidiary, Southern Urals Nickel Plant OAO.  The new machines will increase Mechel’s efficiency of iron and nickel ore mining while reducing production costs.

The Liebherr excavator, with a nine cubic meter bucket, is installed at the Korshunov open pit mine of Korshunov Mining Plant OAO to utilize its design for mining iron ore at lower levels in the open cast mining method.  The Liebherr excavator is designed for excavating ore in confined spaces from the bottom of the pit, leading to higher efficiency and fewer losses of iron ore at greater depths in the mine.  In addition, Mechel will use the new excavator to improve work conditions for mining machinery, such as dump trucks, drilling units and bulldozers, saving material resources in the process.  The new machines will enable decommissioning of two aged excavators and should allow the Company to increase annual productivity by 30% in ore excavation.

The Komatsu brand excavator, with a four cubic meter bucket, is put into operation at the Sakharinsk mine of Southern Urals Nickel Plant. A similar machine will be commissioned at the Buruktal mine this autumn. The new machines are designed for efficient excavation of nickeliferous ores at lower levels in the mine.  They are distinguished by enhanced maneuvering capabilities, and add to the machinery already available at the mines.

The total cost of the new excavators is approximately RUR167.0 million (approximately US$6.5 million).

The new machines were commissioned in line with the technical re-equipment program of Mechel’s mining subsidiaries.  The renewal of the mining subsidiaries’ equipment is part of Mechel’s long-term capital expenditure program, aimed at increasing iron and nickel ore output and increasing coal output to 25 million tonnes in 2010.  As previously announced, investments in developing the Company’s mining segment will total approximately US$1.2 billion in the period from 2007 to 2011.

Mechel significantly renewed the technical basis of its mining assets during the first half of 2007: from June to July, two other Liebherr excavators were commissioned at the Krasnogorsk and Sibirginsk open pit mines of Southern Kuzbass Coal Company.  Mechel plans to commission two more excavators at the Olzherassk and Tomusinsk open pit mines of Southern Kuzbass OAO before the end of this year.

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Mechel OAO
Alexey Sotskov
Head of PR Office

Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:       /s/ Igor Zyuzin

Name: Igor Zyuzin

Title:    CEO

Date:  August 9, 2007